January 11, 2005

Act:	1934
Section:	12(h)
Rule:	
Public Availability:	1/11/2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKinsey & Company, Inc.
Incoming letter dated October 20, 2004

This responds to your letter relating to McKinsey's plan to permit the use of the trust structures described in your letter to hold shares of McKinsey Stock. We note that McKinsey is exempt from the registration requirements under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act') with respect to its Stock pursuant to the Application and Order referenced in your letter. Capitalized terms used in this letter shall have the same meanings defined in your letter.

Based on the facts presented, subject to the terms and conditions set forth in your letter and in reliance on your opinion that the use of the trust structures under the circumstances described in your letter would be consistent with the Application and Order, the Division will not recommend enforcement action to the Commission if McKinsey permits the use of the trust structures described in your letter to hold shares of Stock without complying with the registration requirements of Section 12(g) of the Exchange Act with respect to the McKinsey Stock until such time as McKinsey otherwise becomes a reporting company under the Exchange Act with respect to any class of its equity securities.

This position is based upon the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response represents the Division's position on enforcement action only and does not purport to express any legal conclusion on the question presented.

Sincerely,



Carol M. McGee
Deputy Chief Counsel


05001483

PROCESSED
FEB 15 2005
THOMSON
FINANCIAL



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

January 11, 2005

Frank G. Zarb, Jr.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

RE: Mckinsey & Company, Inc

Dear Mr. Zarb:

In regard to your letter of October 20, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David M. Lynn
Chief Counsel

McGee, Carol

From: fzarb@morganlewis.com
Sent: Wednesday, October 20, 2004 4:53 PM
To: cfletters@sec.gov
Subject: McKinsey & Co. Inc./Revised No-Action Letter Request


McKinsey.DOC (70 KB)


ExhibitA.DOC (41 KB)


ExhibitB.DOC (35 KB)

This revised draft no-action letter request, submitted on behalf of McKinsey & Co., Inc., reflects comments we received from Carol McGee on an earlier draft. The initial submission had been made on June 27, 2003.

Also attached are two exhibits. Exhibit A is a model trust agreemet. Exhibit B is Article Ninth of McKinsey's Certificate of Incorporation, marked to show the amendments that McKinsey would adopt if the relief sought by the no-action letter request is granted. Ms. McGee had requested each of these exhibits are part of her comments.

Frank G. Zarb, Jr.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
202/739-5741
eFax: 877 432 9652
email: fzarb@morganlewis.com

(See attached file: McKinsey.DOC)

(See attached file: ExhibitA.DOC)

(See attached file: ExhibitB.DOC)

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Morgan Lewis
COUNSELORS AT LAW

Frank G. Zarb, Jr.
202.739.5741
fzarb@morganlewis.com

October 20, 2004

Via Electronic Transmission

David Lynn
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-2
Washington, D.C. 20549

Re: McKinsey & Company, Inc.

Dear Mr. Lynn:

This letter relates to the Application for an Exemption from Registration under Section 12(g) pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended, and filed by McKinsey & Company, Inc. ("McKinsey") on May 25, 1994 (the "Application"), and to the Order of the Commission dated June 28, 1994, file number 81-919, granting McKinsey's Application (the "Order"). The purpose of this letter is to request advice from the Division that it will not recommend any action to the Commission if McKinsey permits the use of certain trust structures as described below to hold shares of Stock. Capitalized terms have the meanings defined in the Application. It is our opinion that such use of the trust structures under the circumstances described in this letter would be consistent with the Application and Order.

As described in the Application that the Commission granted pursuant to the Order, and as required by McKinsey's Restated Certificate, shares of Stock may be issued only to: (i) employees of McKinsey and of its subsidiaries and affiliates (including certain employees who are on an approved leave of absence or sabbatical) who, based on their leadership, performance and tenure, have been selected to become Management Group Members, or "MGMs," and (ii) direct or indirect wholly-owned subsidiaries of McKinsey. The Stock furthermore is subject to transfer restrictions that preclude the transfer of any shares except to McKinsey or, with McKinsey's consent, to a direct or indirect wholly-owned subsidiary, to another MGM, or to a trust for the benefit of McKinsey employees.

Neither the Order nor the Application addressed the circumstances in which McKinsey could directly issue shares of Stock (or a permitted holder would have the ability to transfer shares of Stock) to a trust in a manner consistent with the Order and the representations made in the Application. McKinsey seeks clarification on that point, because McKinsey contemplates using trust structures to address tax and foreign exchange control requirements. In some jurisdictions, the use of the trust would serve as the basis for more favorable treatment for tax or exchange control purposes. Because it is a separate legal entity, and the legal owner of the assets held in it, the trust becomes in certain jurisdictions the focus of taxation, or of laws imposing restrictions on the acquisition, ownership, transfer and sale of the legal ownership of assets. McKinsey intends to use such trust structures in jurisdictions where it is appropriate, and advantageous to an MGM or McKinsey.

The type of trust that McKinsey intends to use is a settlor trust, which is a trust in which the settlor (in our case, McKinsey) establishes and provides initial funds for a trust into which either the settlor or the beneficiary (in our case, the MGM) may subsequently transfer or convey property. The trusts may be established under the laws of a U.S. jurisdiction, or under the laws of a non-U.S. jurisdiction, depending on the circumstances. In each case, the trust structure will have the following common elements:

1. The trust will hold shares of Stock and will be created at the election of McKinsey, or a wholly-owned subsidiary of McKinsey;
2. The trust will be the holder of the Stock, and the trustee must be McKinsey, an MGM other than the beneficiary, or a wholly-owned subsidiary of McKinsey, each of which is already a permitted holder of Stock under McKinsey's Restated Certificate;
3. 100% of the economic beneficial interest in the Stock held through the trust structure will remain in the MGM. No person or entity other than the MGM shall have a direct or contingent interest in the trust;
4. Either the trustee or th e beneficiary/MGM will have investment power over the Stock, subject to the same transfer restrictions to which MGMs are currently subject. Each will be subject to the same restrictions on transfer of shares under McKinsey's Restated Certificate, which restrictions are described in the Application, and which the Staff reviewed in connection with the Order. In particular, if not already a party, each of the trustee and the beneficiary will execute the same Agreement Among Common Shareholders of McKinsey & Company, Inc. (the "Shareholders Agreement") that MGMs are required to sign, and which contractually binds the signer to the transfer and other restrictions contained in the Restated Certificate (as Article 9 is

proposed to be amended, as described below). Furthermore, the trust agreement will bind the Trust to the transfer restrictions, and the Restated Certificate provides that a transfer in contravention of the transfer restrictions shall not be recognized on the books of the corporation;

5. In the event that a wholly-owned subsidiary of McKinsey has investment power over the Stock in its capacity as trustee, the subsidiary will have the same access to information about McKinsey as does an MGM, as described in the Application;

6. Voting rights will be exercised either by the trustee or the beneficiary. In either case, such rights would continue to be subject to the irrevocable proxy included in the Shareholders Agreement and described in the Application, which the Staff reviewed in connection with the Order;

7. In the event that the beneficiary ceases to be an employee of McKinsey or of one of its subsidiaries or affiliates, whether by termination, death, incapacitation, retirement or otherwise, under the terms of the Agreement and of the Restated Certificate (as Article 9 of the Certificate is proposed to be amended, as described below), the trust will be required to offer to sell the shares of Stock to McKinsey, and McKinsey must purchase the shares or arrange for another MGM, another trust meeting the criteria described in this letter, or a wholly-owned subsidiary of McKinsey to purchase the shares. The dissolution of the trust likewise will result in a mandatory sale of the shares to McKinsey;

8. The trust will not be permitted to enter into any loan agreements; and

9. The trust would in most cases be irrevocable.

The shares of Stock held by the trust accordingly will be subject to the same restrictions and other conditions imposed by the Order as such shares held directly by an MGM. Thus, while a wholly-owned subsidiary of McKinsey in its capacity as trustee may have investment power over the Stock held in the trust, any such investment power would be limited by the same transfer and other restrictions that would apply to an MGM, which the Staff reviewed in connection with the Order.

It is a commonplace feature that the trusts may hold other assets, such as cash, that would be held in separate accounts. This feature has been included for the convenience of the MGM/beneficiary to provide for some flexibility by permitting the trust to hold other assets if the beneficiary elects to deposit other assets. The beneficiary in those circumstances would otherwise have to create a second trust to hold other assets, unnecessarily duplicating the costs of creating and administering the trust. Any other assets so deposited would be maintained in a segregated account, and the trust would not be able to enter into any loan agreements in connection with any assets, including any additional assets deposited by the beneficiary. We do not believe that this feature implicates any of the policies underlying the Order.

Because the trust structures may be used in a variety of situations and in a variety of different countries, their formats and terms may differ in some respects, although each trust structure will share the common features described in this letter. We have furthermore attached as Exhibit B a model trust agreement (to date, and pending a response from the Staff, McKinsey has not established any trust structures as described herein). Any trust agreements used by McKinsey in connection with the trust structures will not differ in substance from the attached model, except for differences that are immaterial for these purposes.

The Staff has in the past provided no-action relief under Sections 12(g) and 12(h) with respect to the establishment of trusts where the permitted holder (in this case, the MGM) is the sole economic beneficiary. See Montgomery Watson (Nov. 2, 1995) and Parsons Brinckeroff, Inc. (June 21, 1995). In each of these letters, the companies indicated that shares would be held not only by the employee, but also by trusts created for the benefit of the employee. In Montgomery Watson, the shares could be transferred to a trust in which the shares would be automatically offered to the company on the employee's death, and which would be revocable by the employee and his or her spouse. Similarly, in Parsons Brinckeroff, the shares deposited into a revocable trust would be subject to the same transfer restrictions that applied to the employee.[1]

The trust arrangements outlined in Montgomery Watson and Parsons Brinckeroff apparently permitted a third party to serve as trustee. In the case of McKinsey's proposed trust structures, only an MGM other than the beneficiary, McKinsey, or a wholly-owned subsidiary of McKinsey, all permitted holders under the Restated Certificate, may serve as trustee. While the trusts described in Montgomery Watson and Parsons Brinckeroff were evidently revocable, the trust in MWH Global, Inc. (May 9, 2002) (discussed below) was irrevocable. We do not believe that the revocability or irrevocability of a trust is material to this analysis, since each of the trustee and the MGM/beneficiary would be a permitted holder of the Stock and, as discussed above, and would be authorized to

---

1 In the case of each of Montgomery Watson and Parsons Brinckerhoff we have been unable to locate the actual trust instruments that evidently were originally included as exhibits to the no-action letter requests, so that we have been unable to learn about those arrangements in further detail.

exercise investment or voting power within the restrictions described in the Application and the Order.

In MWH Global, Inc., employees were permitted to deposit shares into an irrevocable private annuity trust or charitable remainder trust shortly before an anticipated event that would trigger a required sale of the shares back to the company or another employee. The proceeds of the sale would then be distributed by the trust. In MWH Global, like Montgomery Watson and Parsons Brinckeroff, the trustee could be a third party unaffiliated with the employee or the company. Unlike the arrangement described in MWH Global, the trustee in our case will be an MGM other than the beneficiary, McKinsey, or a wholly-owned subsidiary of McKinsey, already permitted holders of the shares. But like MWH Global, the shares of Stock here cannot under any circumstances be distributed by the trust to any third parties. The types of trusts described in the MWH Global letter do apparently contemplate a transfer of a contingent interest in the trust assets to third parties, such as to a charitable organization in the case of a charitable remainder trust. Under those circumstances, such third-party beneficiaries likely acquired a beneficial interest in the shares held by the trust for the period of its existence. Under the trust structures that McKinsey proposes to establish, no third parties will have a direct or contingent interest in the trust assets. In all events, upon the beneficiary's death the shares would have to be sold to McKinsey or another MGM, and the proceeds distributed in accordance with law.

The trust arrangements in MWH Global are evidently structured so that the trust could not under any circumstances hold company shares for more than 30 days. The trust structures that McKinsey proposes to establish would have no such time restriction, and indeed could in some cases hold shares of Stock for several years. We do not believe that, here, such a limited duration is necessary when the trustees and beneficiaries are permitted holders in their own right. In any event, no such time restriction was evidently incorporated into the trust arrangements in Montgomery Watson and Parsons Brinckeroff.

If the relief requested by this letter is granted, it is McKinsey's intention to amend the Restated Certificate to provide for the direct issuance of shares of Stock to settlor trusts meeting the conditions described in this letter, and to clarify that transfer restrictions would apply to shares held by a trust for the benefit of an MGM just as they apply to shares held directly by an MGM. The current Restated Certificate already permits transfers of shares of Stock to trusts established primarily for the benefit of employees, and we would simply clarify that the trust may benefit a single employee, consistent with the trust structures contemplated here. Article 9 of the Restated Certificate, reflecting all of these proposed amendments, is attached as Exhibit A.

In these circumstances, we request the advice of the Division that it will not recommend any action to the Commission if it permits the use of the types of trust structures described above. Please do not hesitate to contact me if you need further information.

Sincerely,

/s/ Frank G. Zarb, Jr.

Frank G. Zarb, Jr.

TRUST AGREEMENT

MADE AS OF THE

_____ DAY OF _____, 2004

BETWEEN

MCKINSEY & COMPANY, INC.

AND

[TRUSTEE]

06/19/97
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1-WA/2146376.3
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AGREEMENT made as of the day of _____, 2004 between McKinsey & Company, Inc., a corporation organized under the laws of the State of New York ("McKinsey") and *[the trustee]* ("the Trustee").

WITNESSETH:

Whereas, McKinsey & Company, Inc. ("McKinsey") wishes to establish a trust for the benefit of ________ ("Beneficiary"), who is one of its management group members ("MGMs"), as contemplated by Section 9(a) of its Restated Certificate of Incorporation; and

Whereas, the trust is designed to adhere to the terms and conditions of an Application for Exemption from Registration Under Section 12(g) of the Securities Exchange Act of 1934, as amended, Pursuant To Section 12(h) of that Act (the "Application"), and filed by McKinsey on May 25, 1994, and of the Order of the Commission dated June 28, 1994, file number 81-919, granting McKinsey's Application, as supplemented by a no-action letter response, dated October _____, 2004, received from the Staff of the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants in this Agreement, McKinsey and the Trustee do hereby covenant and agree as follows:

1. DESIGNATION OF TRUSTEE; AMENDMENT OF PRIOR AGREEMENT

McKinsey hereby designates *[wholly-owned subsidiary or another MGM]* as the Trustee of the Trust to act under the terms of this Agreement, and the Trustee hereby accepts its designation and agrees to act as the Trustee under the terms of this Agreement, all effective as of the date of this Agreement.

2. GENERAL DUTIES OF THE TRUSTEE

The Trustee shall hold all property received by it hereunder, which, together with the income and gains therefrom and additions thereto, shall constitute the trust fund ("Trust Fund"). Any shares of common stock of McKinsey that become part of the Trust Fund shall at all times be held in a separate account designated to hold such shares (the "Stock Account") and in respect of such shares the Trustee shall observe all transfer and other restrictions set forth or specified in this Agreement, the Restated Certificate (as defined in paragraph 4 below), and the Shareholders Agreement (as defined in paragraph 5 below). Other assets will be held in one or more other accounts (the "Other Accounts"), and the Trustee shall administer such other assets under the terms and conditions as provided for in the Agreement.

3. TRUSTEE POWERS

With respect to shares of common stock of McKinsey held in the Stock Account, the powers of the Trustee are expressly limited as set forth in this Agreement. With respect to other assets held in the Other Accounts, the Trustee's powers are general, except as otherwise set forth in this Agreement. Subject to those limitations, the Trustee shall have, with respect to any property held by it at any time as part of the Trust Fund, and without in any way limiting the powers and discretions conferred upon the Trustee by any other provision of this Agreement or by law, the following traditional powers and authority in the investment and administration of the Trust Fund:

A. To invest and reinvest in any assets;

B. To retain any property received by it at any time;

C. To make any payments or distributions in cash or in kind, subject to any restrictions contained in this Agreement;

D. To sell or exchange any property, for cash or on credit, at public or private sale; to grant options for the purchase or exchange of any property; or otherwise to sell, exchange, convey, transfer, or dispose of any property held by it at any time;

E. To vote shares of stock, including the shares held in the Stock Account, subject to the restrictions set forth in this Agreement; and

F. Generally to do all acts, and to make, execute, and deliver all such deeds, contracts, and other instruments, whether or not expressly authorized, which the Trustee may deem necessary or desirable to carry out the purposes of the foregoing powers or for the protection of the Trust Fund.

4. NON-TRANSFERABILITY OF SHARES OF STOCK IN THE STOCK FUND/NO PLEDGE OF STOCK PERMITTED

A. The Trustee confirms its agreement to abide by Article NINTH of the Restated Certificate of Incorporation of McKinsey & Company, Inc. (the "Restated Certificate") as it may be amended from time to time, and all determinations of McKinsey's Board of Directors made pursuant thereto. Article NINTH precludes the transfer of any shares of common stock of McKinsey except, under limited circumstances, to McKinsey or another permitted holder, and any attempted transfer in violation of these restrictions shall not be recognized in McKinsey's transfer books.

5. VOTING POWERS

A. Each of the Beneficiary and the Trustee shall vote the shares in the Stock Fund subject to the irrevocable proxy to which the Beneficiary is already bound under the Agreement Among Common Shareholders of McKinsey & Company, Inc., dated March 1, 1991, as may amended from time to time (the "Shareholders Agreement").

B. Each of the Beneficiary and the Trustee shall become a party to the Shareholders Agreement no later than the date of this Agreement.

6. COMPENSATION OF TRUSTEE

A. Trustee Compensation

The Trustee shall not receive compensation for services as Trustee.

7. ACCOUNTINGS

A. Trustee Accounts

The Trustee shall keep accurate and detailed accounts of all its receipts, disbursements, and other transactions hereunder, and all accounts, books, and records related thereto, and shall make them available for inspection by McKinsey and the Beneficiary.

8. RESIGNATION, REMOVAL OF TRUSTEE; SUCCESSOR TRUSTEE

A. Resignation of Trustee

The Trustee may resign at any time by submitting to McKinsey, with a copy to the Beneficiary, its written resignation. Such resignation shall not take effect prior to sixty (60) days from the date of such submission, or upon appointment of a successor.

B. Removal of Trustee

McKinsey may remove the Trustee at any time by delivering to the Trustee, with a copy to the Beneficiary, a written notice of its removal.

C. Appointment of Successor Trustee

In the event of the resignation or removal of the Trustee, McKinsey shall appoint a successor trustee.

9. DURATION AND TERMINATION OF TRUST

This Trust shall continue for such time as may be necessary to accomplish the purpose for which it was created but may be terminated at any time by McKinsey, or by the Beneficiary, in consultation with each other, with advance notice of 30 calendar days, unless both parties agree to a shorter notice period. Notice of such termination shall be given to the Trustee by an instrument in writing executed by either McKinsey or the Beneficiary, as applicable, and each shall send a copy to the other.

10. AMENDMENT

This Agreement may be amended by McKinsey at any time or from time to time by an instrument in writing delivered to the Trustee; provided, however, that the Beneficiary shall have notice of such amendment, and the duties and responsibilities of the Trustee shall not be increased without the Trustee's written consent.

11. RESPONSIBILITIES OF TRUSTEE

The Trustee shall discharge its duties hereunder with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. The Trustee shall not be liable for any loss sustained by the Trust Fund by reason of the purchase, retention, sale, or exchange of any investment in good faith, nor for any other action by the Trustee, which is taken in accordance with the provisions of this Agreement, the provisions of the Restated Certificate, of any other internal policy of McKinsey, or the Shareholders Agreement, or any applicable law or rule of the United States, any State, or any non-U.S. jurisdiction.

12. INDEMNIFICATION

To the maximum extent permitted by law, but only to that extent, the Beneficiary indemnifies and holds harmless each of the Trust, McKinsey, any affiliate of McKinsey, and the Trustee, for any costs, losses, penalties, and any other form of expense or liability of any kind incurred (whether asserted or incurred in the United States or elsewhere, and whether asserted or charged by the Beneficiary or his or her representative or by a third party, including legal fees and expenses) that relates or is alleged to relate in whole or in part to any action that the Trust, McKinsey, any affiliate of McKinsey, or the Trustee and its affiliates, may have taken or not taken, or is alleged to have taken or not to have taken, as a party to this Agreement, or in administering the Trust contemplated by this Agreement.

13. GOVERNING LAW

This Agreement shall be administered, construed, and enforced according to the laws of the State of New York, without regard to principles relating to the conflicts of laws.

14. TITLES AND HEADINGS

The titles and headings in this Agreement are for convenience and reference only and shall not limit or affect in any manner any provision contained herein.

15. TRUST TITLE

This Trust shall be known as the _________ Trust.

IN WITNESS WHEREOF, this instrument has been executed as of the day and year first above written.

McKinsey & Company., Inc.

By ______________________________

Attest:

____

[Trustee]

By ______________________________

Attest:

____

[Beneficiary]

By ______________________________

Attest:

____

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CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION

OF

McKINSEY & COMPANY, INC.

UNDER

SECTION 805 OF THE BUSINESS CORPORATION LAW

******

We, the undersigned, ___________ and ___________, being respectively the President and the Secretary of McKinsey & Company, Inc., in accordance with Section 805 of the Business Corporation Law, do hereby certify:

1. The name of the Corporation is McKinsey & Company, Inc. (the "Corporation").

2. The Certificate of Incorporation was filed by the Department of State on June 25, 1956. A Restated Certificate of Incorporation was filed by the Department of State on December 11, 2000.

3. The Certificate of Incorporation as now in full force and effect is hereby amended to permit the issuance of shares of Common Stock to qualifying trusts, and shall be effected by deleting Article NINTH in its entirety and substituting the following therefor:

"NINTH (a) Issuance of Common Stock. The Common Stock of the Corporation shall only be issued, whether by original issuance or out of treasury shares (a "Corporate Issuance"), to (i) direct or indirect wholly-owned subsidiaries of the Corporation, or (ii)

Deleted: to

Active Employees of the Corporation or one of its subsidiaries or affiliates, including employees who are on an approved leave of absence or sabbatical with the expectation of a return to active employment who have been designated management group members in accordance with the Corporation's personnel practices (an "Active Employee"), or (iii) a trust in which an Active Employee is the sole economic beneficiary, and for which the Corporation, a direct or indirect wholly-owned subsidiary of the Corporation, or another Active Employee serves as trustee, so long as the trust is subject to the transfer restrictions provided in paragraph (b) hereof (a "Trust").

Deleted: .

(b) Restrictions on Transfer of Common Stock. Except as otherwise provided herein, no shareholder shall sell, assign, transfer, bequeath, pledge, encumber or otherwise dispose of (each such event being hereinafter referred to as a "Transfer") any shares of such shareholder's Common Stock or interests therein. No purported Transfer of shares of Common Stock made contrary to this Article NINTH shall be valid or recorded on the stock books of the Corporation.

(c) Transactions at Book Value. Except as otherwise provided in paragraph (h) hereof, any transaction with respect to Common Stock shall be effected only at the Actual Book Value (as defined in paragraph (d) below) per share of Common Stock, as of the date of the transaction, which shall be the date of the grant of an option in the case of the purchase of Common Stock by exercise of an option granted by the Corporation or a direct or indirect wholly-owned subsidiary of the Corporation, and the date of purchase of the Common Stock in the case of a direct purchase of Common Stock (in each case, the "Purchase Date").

(d) Book Value Definitions.

(i) "Book Value" on any date shall mean the value per share determined as follows: (a) the total assets of the Corporation minus the sum of (x) its total liabilities and (y) the full liquidation value of all outstanding shares of its Preferred Stock, in each case as of such date, as determined by the Board of Directors, in its sole discretion, such determination to include (A) adjustments to the cash basis accounts of the Corporation to reflect accounts receivable, work in process, accounts payable, accrued liabilities, purchased good will or other purchased intangibles, deferral of income and expenses and (B) the provision of such reserves as the Board of Directors may determine, divided by (b) the total number of shares of Common Stock outstanding on the date of determination of such Book Value. Subject to retaining adjustments for the items referred to in clause (A); the Board of Directors may, in its sole discretion, change from time to time the accounting principles applied in, or the method of or amount of any item used in computing, Book Value or the reserves established pursuant to clause (B). The determination of Book Value by the Board of Directors shall be conclusive.

(ii) "Actual Book Value" as of any date (the "Valuation Date") shall mean the book value per share determined as follows: (a) the sum of (x) Book Value per share as of the last day of the Corporation's most recent fiscal year ended prior to the Valuation Date ("Prior Book Value") times the number of days in the period commencing on (but excluding) the Valuation Date and ending on (and including) the last day of the fiscal year in which the Valuation Date falls, plus (y) Book Value per share as of the last day of the Corporation's fiscal year in which the Valuation Date falls ("Current Book Value") times the number of days in the period commencing on (and including) the first day the Corporation's fiscal year in which the Valuation Date falls and ending on (and including) the Valuation Date, divided by (b) the number of days in the fiscal year in which the Valuation Date falls. If the Corporation, in its sole discretion, deems that as a result of extraordinary circumstances, the computation of Actual Book Value pursuant to the preceding sentence would yield an amount that is different from that which the Board of Directors believes to be accurate and as such, would be inequitable to the Corporation's shareholders, then, in lieu of such computation, the Corporation shall determine Book Value on the Valuation Date and such Book Value shall be substituted for Actual Book Value for purposes hereof.

(iii) "Estimated Book Value" per share as of any date shall be computed in the same manner as Actual Book Value as of such date, except there shall be substituted for Current Book Value the most recent good faith estimate thereof made by the Board of Directors (or an appropriate committee thereof) on any basis it deems appropriate (the "Board Estimate"). The date such Board estimate is made is hereinafter referred to as the "Board Estimation Date."

(e) Deemed Offers.

(i) Upon the occurrence of an Offer Event (as defined in subparagraphs (ii) and (iii) below), the shareholder to whom such Offer Event relates, or such shareholder's executor, administrator or legal representative, as the case may be, or a Trust to which such Offer Event relates (hereinafter referred to as a "Transferor"), shall offer to sell or be deemed to have offered to sell all shares of Common Stock beneficially owned by such Transferor, and the Corporation shall purchase such shares in accordance with the procedures outlined in paragraph (f) hereof. Payment in settlement of such purchase shall be made in accordance with paragraph (g) hereof.

(ii) "Offer Event" means (A) as to any shareholder who is an Active Employee of the Corporation, such shareholder ceasing, for any reason, to be an Active Employee, whether by termination of employment by the Corporation or one of its subsidiaries with or without cause, by death, by incapacitation, by retirement or otherwise, (B) as to any shareholder that is a Trust, the dissolution of the Trust, or any beneficiary of such Trust ceasing for any reason to be an Active Employee, whether by termination of employment by the Corporation or by one of its subsidiaries or affiliates with or without cause, by death, by incapacitation, by retirement or otherwise, and (C) as to any other shareholder, such shareholder's acquisition, whether by Transfer, gift, devise or operation of law, or otherwise, of any Common Stock.

Deleted: a

Deleted: B

(iii) In addition to the events set forth in subparagraph (ii) above, the Corporation may, in its sole judgment, deem any of the following events to be an Offer Event: (A) the request by a shareholder that such shareholder's Common Stock be repurchased due to financial hardship or the necessity for funds for medical, housing, educational, or other similar expenses, (B) the insolvency of, or the execution of an assignment for the benefit of creditors of, or the appointment of a receiver of all or substantially all of the property of, a shareholder, (C) the filing of a petition in bankruptcy by or against a shareholder, or the commencement of any proceeding in bankruptcy pursuant to the United States Federal Bankruptcy Code or the comparable laws of other jurisdictions, (D) the legal separation or divorce of a shareholder from his or her spouse or the commencement or continuation of any legal proceedings or negotiations relating to the dissolution of the marriage of a shareholder, or (E) the giving of notice of termination of employment by either the Corporation or any of its affiliates, or the shareholder, (F) such other event that in the opinion of the Managing Director or the People Committee of the Board of Directors causes the Corporation to have a reasonable business purpose to acquire some or all of a shareholder's Common Stock, or (G) under each of the circumstances described in (A) through (F) above as they apply to the beneficiary of a Trust

Deleted: or

Deleted: .

(f) Offer Procedures.

(i) A Transferor shall, upon the occurrence of an Offer Event, give written notice thereof (the "Offer Notice") to the Corporation addressed to it at its principal office in New York City, Attention: Secretary, which Offer Notice shall fully describe the Offer Event. If the shares of Common Stock that the Transferor shall sell pursuant to the Offer Event (the "Offered Shares") are represented by certificates, the Offer Notice shall be accompanied by the certificates representing such shares, together with a stock power with respect thereto duly executed in blank and evidence that all stock transfers taxes required by law with respect thereto have been paid or provided for. If the Offered Shares are uncertificated, the Offer Notice shall be accompanied by a transfer request as to such shares, with proper endorsement on a separate accompanying document and evidence that all stock transfer taxes required by law with respect thereto have been paid or provided for. The provisions of this subparagraph (f)(i) may, in the sole discretion of the Board of Directors, be waived.

(ii) The Corporation shall, following actual receipt by its Secretary of the Offer Notice, or upon obtaining actual knowledge of an Offer Event, purchase the Offered Shares (a "Corporate Purchase") at the Actual Book Value thereof as of a date thereafter selected by the Corporation in its sole discretion. Such Purchase Date shall, in no event, exceed 18 months immediately following the Offer Event.

(iii) Offered Shares may not be Transferred except in compliance with and pursuant to the provisions of this paragraph (f).

(g) Payment for Shares. Payment in settlement of a Corporate Purchase shall be made as follows:

(i) The Corporation shall, on the Purchase Date, take title to the Offered Shares and shall pay the Transferor the Actual Book Value of the Offered Shares at the Corporation's option either in cash in accordance with clauses (A) or (B) below, or in installments in accordance with clause (ii) below.

(A) If the Purchase Date is on or after the Board Estimation Date for the fiscal year in which the Purchase Date occurs, then the Corporation shall: (i) as soon as practicable after the Purchase Date, pay the Transferor a lump sum in cash equal to the Estimated Book Value as of the Purchase Date times the number of shares held by the Transferor as of the Purchase Date, and (ii) to the extent applicable, as soon as practicable, pay the Transferor a lump sum in cash equal to the amount by which the Actual Book Value as of the Purchase Date exceeds the Estimated Book Value as of Purchase Date, times the number of shares held by the Transferor as of the Purchase Date (provided, however, that if the Estimated Book Value as of the Purchase Date exceeds the

Actual Book Value as of the Purchase Date, then the Transferor shall remit to the Corporation such excess times the number of shares held by the Transferor as of the Purchase Date).

(B) If the Purchase Date is prior to the Board Estimation Date for the year in which the Purchase Date occurs, then the Corporation shall: (i) as soon as practicable after the Purchase Date, pay the Transferor a lump sum in cash equal to Book Value as the last day of the Corporation's most recent fiscal year times the number of shares held by the Transferor as of the Purchase Date, and (ii) to the extent applicable, as soon as practicable, pay the Transferor a lump sum in cash equal to the amount by which the Actual Book Value as of the Purchase Date exceeds the Book Value as of the last day of the Corporation's most recent fiscal year ended prior to the Purchase Date, times the number of shares held by the Transferor as of the Purchase Date (provided, however, that if the Book Value as of the last day of the Corporation's most recent fiscal year ended prior to the Purchase Date exceeds the Actual Book Value as of the Purchase Date, then the Transferor shall refund to the Corporation such excess times the number shares held by the Transferor as of the Purchase Date).

(ii) If the Corporation elects to pay the Transferor in installments, it shall furnish a notice to the Transferor to such effect, stating the frequency and amounts of the installments, the interest rate or rates to be borne on outstanding amounts and other terms thereof, all as determined by the Corporation, provided that all installments must mature within 10 years of the Purchase Date and may be prepayable by the Corporation at any time without premium or other penalty. The Corporation may elect to have any or all of the installment obligations of the Corporation evidenced by negotiable or non-negotiable notes in such form as it may determine.

(h) Consent and Transfer. Nothing herein shall preclude the Corporation, in circumstances that the Corporation deems necessary or desirable, from (i) permitting trustees of a trust established by the Corporation primarily for the benefit of one or more employees to acquire and own shares of Common Stock, or (ii) consenting to a Transfer to the Corporation, to a direct or indirect wholly-owned subsidiary of the Corporation, to a Trust, or to an Active Employee, including a Transfer relating to shares to be transferred pursuant to paragraph (e) hereof, provided such transaction is effected in accordance with the provisions of paragraphs (f) and (g) hereof and at Actual Book Value pursuant to paragraphs (c) and (d) hereof. In the case of a Transfer under this paragraph (h)(ii), a Corporate Purchase, for purposes hereof, shall mean the purchase by the shareholder or the direct or indirect wholly-owned subsidiary of the Corporation to whom such Transfer relates. In the event that a purchase is made by a direct or indirect wholly-owned subsidiary of the Corporation, such shares shall thereafter be sold by the subsidiary company, upon the prior written determination by the Corporation, to another direct or indirect wholly-owned subsidiary of the Corporation, to a Trust, or to an Active Employee or to the Corporation.

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4. This amendment of the Restated Certificate of Incorporation was authorized and approved by the Directors at a meeting duly held on ________, 2004, followed by the favorable vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders duly called and held ________, 2004.

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